

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 20, 2011

Mr. James R. Buscemi
Chief Financial Officer
Hudson Technologies, Inc.
1 Blue Hill Plaza, Suite 1541
Pearl River, New York 10965

> **RE:** **Hudson Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 1-13412**

Dear Mr. Buscemi:

We have reviewed your response letter dated January 7, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

1. We have read your response to prior comment two. Please revise your proposed disclosure to include a reconciliation of Adjusted EBITDA to the most comparable US GAAP amount for each period presented. Please show us what your proposed disclosures will look like.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Pamela Long, Assistant Director at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief